Exhibit 99.1

Diginex Limited Announces Secondary Listing on the Frankfurt Stock Exchange and Tradegate Exchange and the Engagement of German-based Kirchhoff Consult GmbH to Broaden Investor Base Across Europe

HONG KONG, February 20, 2025 – Diginex Limited (“Diginex Limited” or the “Company”) (Nasdaq: DGNX), a Cayman Islands-based impact technology company specializing in environmental, social, and governance (ESG) issues, announced today that its shares currently traded on The Nasdaq Capital Market (“Nasdaq”), are now cross-listed on the Frankfurt Stock Exchange (Open Market) and the Tradegate Exchange under the symbol “I0Q” effective February 20, 2025. We expect this cross-listing to expand the Company’s global investor reach, and enhance liquidity and accessibility to European investors while reinforcing its presence in key international financial markets.

In conjunction with the Frankfurt and Tradegate listings, Diginex Limited has engaged Kirchhoff Consult GmbH, a European affiliate of Lambert by LLYC (Lambert), and a leading German investor relations firm, to spearhead an aggressive European investor engagement effort. This initiative aims to expand and diversify Diginex Limited’s investor base across Europe, which the Company hopes to lead to increased liquidity and resilience in stock trading, solidifying the company’s corporate brand value in these regions, and providing greater access to European capital markets.

“Our cross-listing on the Frankfurt Stock Exchange and the Tradegate Exchange, coupled with our strategic engagement with Kirchhoff Consult, represents a further step in Diginex Limited’s global growth strategy,” said Miles Pelham, Chairman of Diginex Limited. “Europe is a critical market for us, and we remain committed to deepening our relationships with European investors and partners. By increasing visibility and accessibility, we expect to enhance stock liquidity, strengthen brand awareness, support the growth of our European business operations, and drive long-term value creation for all shareholders.”

The cross-listing follows Diginex Limited’s successful initial public offering (IPO) on Nasdaq, which closed on January 23, 2025. The Frankfurt Stock Exchange is the largest exchange in Germany and the third largest in Europe based on market capitalization. The Tradegate Exchange is a German Stock Exchange that specializes in the execution of private investor orders. With its shares now trading in both the U.S. and Europe, Diginex Limited believes that it is well-positioned to attract a broader range of institutional and retail investors, fostering sustainable growth and financial strength for the Company in global capital markets.

The engagement with Kirchhoff Consult GmbH builds on the Company’s recent partnership with Lambert and its Hong Kong partner, Strategic Public Relations Group Ltd, reinforcing Diginex Limited’s strategic focus on enhancing visibility and bolstering investor engagement across key global markets.

About Diginex Limited

Diginex Limited is a Cayman Islands exempted company incorporated under the laws of the Cayman Islands in 2024, with subsidiaries located in Hong Kong, United Kingdom and United States of America. Diginex Limited conducts operations through its wholly owned subsidiary Diginex Solutions (HK) Limited, a Hong Kong corporation (“DSL”) and DSL is the sole owner of (i) Diginex Services Limited, a corporation formed in the United Kingdom and (ii) Diginex USA LLC, a limited liability company formed in the State of Delaware. DSL commenced operations in 2020, is headquartered in Hong Kong, and is a software company that empowers businesses and governments to streamline ESG, climate, and supply chain data collection and reporting. DSL is an impact technology business that helps organizations to address the some of the most pressing ESG, climate and sustainability issues, utilizing blockchain, machine learning and data analysis technology to lead change and increase transparency in corporate social responsibility and climate action.

Diginex’s products and services solutions enable companies to collect, evaluate and share sustainability data through easy-to-use software For more information, please visit the Company’s website: https://www.diginex.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the SEC.

For investor and media inquiries, please contact:

Diginex

Investor Relations

Email:ir@diginex.com

European IR Contract

Jens Hecht

Phone: +49.40.609186.82

Email:jens.hecht@kirchhoff.de

US IR Contract

Jackson Lin

Lambert by LLYC

Phone: +1 (646) 717-4593

Email: jian.lin@llyc.global